

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2023

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
1001 Bolling Avenue, 406
Norfolk, VA 23508

> **Re: Armed Forces Brewing Company, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed July 24, 2023**
> **File No. 024-12221**

Dear Alan Beal:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 3 to Form 1-A

The Offering, page 13

1. We note your disclosure that "when the Company's initial Regulation A offering has been closed and the total number of shares are finalized, updated information related to the number of Shares will be made available for investors to review." Please file a pre-qualification amendment to this offering statement confirming that you have terminated the initial regulation A offering. In addition, please revise to reflect the shares of Class C Common Stock outstanding as of the most recent practicable date, including the final amount of shares sold in the initial offering. Please make corresponding changes on page 53.

   You may contact Sarah Sidwell at 202-551-4733 or Erin Purnell at 202-551-3454 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing

cc: Kendall A. Almerico